[redacted]

SECUR 08028648 :MISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banorte Securities International, Ltd.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 36th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Saa — **212-484-5231** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Jose Saa, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Banorte Securities International, Ltd. (the "Company"), as of and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jose Saa 2/28/2008

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 28 day of Feb 2008

Notary Public

NORBERT STOLARZEWICZ
Notary Public, State of New York
Qualified in Suffolk County
No. 01ST6128313
My Commission Expires June 6, 2009

BANORTE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa De Bolsa Banorte, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed Pursuant to Rule 17a-5 (e) (3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Banorte Securities International, Ltd.:

We have audited the accompanying statement of financial condition of Banorte Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd., as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2007

Assets	**2007**
Cash	$ 122,929
Securities owned—At fair value ($6,629,720 held at clearing broker)	6,758,835
Due from clearing broker	3,864,894
Accounts receivable	689,671
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation of $882,361)	634,290
Income tax receivable	96,380
Prepaid expenses	47,766
Total Assets	$ 12,214,765
Liabilities and Stockholder's Equity	
Liabilities	
Accrued compensation	$ 940,903
Accounts payable and accrued expenses	3,270,349
Deferred tax liability	168,567
Total Liabilities	4,379,819
Stocholder's Equity	
Common stock (no par value, 200 shares authorized, 50 shares issued and outstanding)	500
Additional paid-in capital	5,675,474
Accumulated surplus	2,158,972
Total stockholder's equity	7,834,946
Total Liabilities and Stockholder's Equity	$ 12,214,765

See notes to financial statement

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

NOTES TO FINANCIAL STATEMENT AS OF THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Banorte Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market quoted prices. Net realized and unrealized gains and losses are reflected in trading in the statement of income.

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

At December 31, 2007, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange through out the year. Gains or losses resulting from foreign currency transactions are included in net income.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. In February 2008, the FASB issued Staff Position No. FIN 48-2 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of FIN No. 48 for certain non-public enterprises, as

defined. The Company will adopt FIN No. 48 on January 1, 2008. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statement.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, with some exceptions. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on the Company's financial statement.

In January 2007 the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement was issued with the intent to provide an alternative measurement treatment for certain financial assets and liabilities. The alternative measurement would permit fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings as those changes occur. This "Fair Value Option" would be available on a contract by contract basis. The effective date for this statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 also allows an entity to early adopt the statement as of the beginning of an entity's fiscal year that begins after the issuance of this statement, provided that the entity also adopts all the requirements of SFAS No. 157 "Fair Value Measurements." The Company is currently assessing the impact adoption may have on its financial statement.

2. SECURITIES OWNED

Details of securities are as follows:

Mexican Bonds	$	1,917,749
Money Market Funds		4,711,971
Certificate of deposit		129,115
	$	6,758,835

Securities which are held at a clearing broker can be sold or repledged by the holder. At December 31, 2007, $6,629,720, of the Company's securities is deposited with a clearing broker and is available for re-hypothecation.

3. RELATED-PARTY TRANSACTIONS

The Company entered into an agreement with certain affiliates, under common ownership with the Company, for the use of certain technical, administrative, marketing and distributive services and also a proprietary trading system. Detail of related party transactions and balances are as follows:

Parent Company:		**2007**
Accounts payable and accrued expenses	$	3,167,903
Accounts receivable		17,646
Related Companies:		
Accounts receivable	$	135,703

4. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

		2007
Equipment	$	227,001
Furniture and fixture		262,226
Leasehold improvements		504,979
Software cost		522,445
		1,516,651
Less: accumulated depreciation		(882,361)
	$	634,290

During the year 2007 the company wrote-off fully depreciated equipment originally purchased for $164,983 with no net book value.

5. INCOME TAXES

At December 31, 2007, the Company had a deferred tax liability of $168,567, which is attributable to timing differences with regard to depreciation of fixed assets.

6. COMMITMENTS AND CONTINGENCIES

The Company leases a space under a lease agreement. Future minimum lease payments, at December 31, 2007 are:

Years Ending December 31		
2008	$	437,251
2009		459,251
2010		459,251
2011		459,251
2012 and more		841,961
	$	2,656,965

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2007, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

7. OFF-BALANCE-SHEET RISK

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Financial Statement. At December 31, 2007, the Company did not have any financial instruments sold, but not yet purchased.

8. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $5,844,771 which was $5,552,784 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.75 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008
Banorte Securities International, LTD.
540 Madison Avenue – 36th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Banorte Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END